UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 06, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: ANGLOGOLD ASHANTI’S BOARD APPOINTS
ALBERTO CALDERON AS CHIEF EXECUTIVE OFFICER

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti”, “AGA” or “Company”)

NEWS RELEASE

AngloGold Ashanti’s Board Appoints Alberto Calderon as Chief Executive Officer

(PRESS RELEASE – JOHANNESBURG) – The Board of AngloGold Ashanti is pleased to announce the appointment of Alberto Calderon as Chief Executive Officer of the company, effective 1 September 2021.

Mr Calderon has more than two decades of executive leadership experience in the global mining sector. Until March of this year he was CEO of Orica, the world’s number one commercial explosives maker. He was previously a senior executive at the world’s largest mining company, BHP, where his roles included Chief Commercial Officer and CEO of
Aluminium, Nickel and Corporate Development; as well as CEO of Cerrejón, Colombia’s largest mining operation, and one of the largest coal mining operations in the world.

Christine Ramon will remain as Interim CEO until Mr Calderon takes up his new position.
before resuming her role as AngloGold Ashanti’s Chief Financial Officer.

Maria Ramos, Chairman of AngloGold Ashanti, said: “I am delighted to welcome Alberto as
CEO of AngloGold Ashanti following a comprehensive global search in which we considered several excellent candidates. We are confident that, in Alberto, we have the right person to lead this company forward and realise its outstanding potential, drawing on his huge leadership experience in the resources sector across a variety of geographies.

“On behalf of the Board and the company, I would like to extend my gratitude to Christine for her tireless commitment through a particularly tumultuous period globally. Her leadership was critical in coordinating an effective response to the pandemic, keeping the company focused on our strategy and maintaining a strong financial position.”

Mr. Calderon said: “AngloGold Ashanti brings together a high-quality portfolio and a strong commitment to deliver social, environmental and shareholder value that I relate to strongly on a personal level. I think the company has an exciting future and I look forward to working with the Board and the AngloGold Ashanti team around the world to deliver on this potential.”

Notes to Editors
Alberto Calderon

Alberto Calderon holds a PhD in Economics, a Master of Philosophy in Economics and a
Master of Economics from Yale University, a Juris Doctor in Law and Bachelor of Economics
from Andes University in Colombia.

Alberto’s executive experience includes leadership roles across the mining, petroleum, and energy sectors. He was appointed CEO of Orica in May 2015 and had been a Board member of the company since 2013. He stepped down in February 2021, a year later than planned as he agreed to lead the company through the initial part of the COVID-19 pandemic.

Alberto was an executive with the world’s leading diversified mining company, BHP. During his time with BHP, Alberto held a number of key leadership positions, including Group
Executive and Chief Executive Aluminium, Nickel and Corporate Development (2011 – 2013),
Group Executive and Chief Commercial Officer (2007 – 2011, with responsibility for acquisitions and divestments, marketing, supply and information management) and President
Diamonds and Specialty Products (2006 – 2007).

Alberto’s track record provides him direct experience in several of AngloGold Ashanti’s operating geographies. His leadership of BHP Billiton’s aluminium business, which had smelters in South Africa and Mozambique, gives him excellent working knowledge of South
Africa and its economic and political landscape.

Alberto was also Chief Executive Officer at Cerrejón Coal Company, an integrated thermal coal mine in his home country of Colombia (2002 – 2006), and at the Colombian oil company,
Ecopetrol (1999 – 2002).

Prior to this, Alberto held senior leadership positions in the International Monetary Fund and the Colombian government and has been a Board member of a range of private, public and non-government organisations.
Orica
Orica, based in Melbourne, is the largest provider of commercial explosives and innovative blasting systems to the world’s extractive and construction markets, and a leading supplier of reagents for gold extraction. The company’s investment in technology in recent years has placed it at the forefront of digital and wireless blasting systems for the global mining industry.
Orica has a presence in over 100 countries and derives almost a quarter of its revenues from the international gold mining sector. It employs around 11,500 people.
AngloGold Ashanti

AngloGold Ashanti Limited (AngloGold Ashanti), with its head office in South Africa, is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across nine countries on four continents.

ENDS

Johannesburg
06 July 2021

JSE Sponsor: The Standard Bank of South Africa Limited
Contacts
Media
Julie Bain +27 66 364 0038
jbain@anglogoldashanti.com
Chris Nthite
+27 83 301 2481
cnthite@anglogoldashanti.com
Investors
Yatish Chowthee +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi +27 82 821 5322
fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics
(including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2020, filed with the United States Securities and Exchange Commission (SEC). These
factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. The information contained in this announcement has not been reviewed or reported on by AngloGold Ashanti’s external auditors.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: July 06, 2021
By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary